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14046241

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING
RECEIVED
FEB 2 6 2014
191
SECTION

SEC FILE NUMBER
8- 68759

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2013 (MM/DD/YY) AND ENDING December 31, 2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Andbanc Brokerage, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1221 Brickell Avenue, Suite 1550
(No. and Street)

Miami	Fl	33131
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joaquin Francis 305-702-0600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

L J Sullivan Certified Public Accountant, LLC
(Name – *if individual, state last, first, middle name*)

701 Brickell Avenue - Suite 1550	Miami	Fl	33131
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, JOAQUIN FRANCES, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ANDBANC BROKERAGE LLC, as of DECEMBER 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CHERYL CHALAS
Notary Public - State of Florida
My Comm. Expires Oct 23, 2016
Commission # EE 846128

Signature

MANAGING DIRECTOR/PRINCIPAL
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

Andbanc Brokerage, LLC
Index to Financial Statements
December 31, 2013

L J SULLIVAN CERTIFIED PUBLIC ACCOUNTANT, LLC
701 Brickell Avenue, Suite 1550
Miami, Fl 33131

To the Board of Directors
Andbanc Brokerage, LLC
Miami, Florida

Report on the Financial Statement

I have audited the accompanying statement of financial condition of Andbanc Brokerage, LLC as of December 31, 2013 and the related statements of income, changes in member's capital, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

My responsibility is to express an opinion on these financial statements based on my audit. I conducted my audit in accordance with auditing standards of the Public company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of

significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

I believe that the audit evidence I have obtained is sufficient and appropriate to provide a basis for my audit opinion.

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Andbanc Brokerage, LLC, as of December 31, 2013, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

My audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in the Supplementary Schedules is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Supplementary Schedules has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the united States of America. In my opinion the information in the Supplementary Schedules is fairly stated in all material respects in relation to the financial statements as a whole.

February 21, 2014
Miami, Florida

Andbanc Brokerage, LLC
Statement of Financial Condition
As of December 31, 2013

Assets		
Cash	$	36,009
Commissions receivable		9,074
Prepaid expenses and other assets		22,575
Deposit with clearing agent		150,066
Total Assets	$	217,724
Liabilities		
Accounts payable and accrued expenses	$	5,463
Due to related party		160,502
Total Liabilities		165,965
Commitments and Contingencies		
Members' Equity		51,759
Total Liabilities and Members' Equity	$	217,724

See accompanying notes to financial statements.

Andbanc Brokerage, LLC
Statement of Operations
For the Year Ended December 31, 2013

Revenues	
Riskless principal transactions	$ 175,759
Commissions	5,325
Other income	139,049
Total Revenues	320,133
Operating Expenses	
Compensation and employee benefits	300,425
Professional fees	78,400
Occupancy expense	50,969
General and administrative fees	34,450
Clearing charges	31,640
Regulatory fees	2,442
Total Operating Expenses	498,326
Net Loss	$ (178,193)

See accompanying notes to financial statements.

Andbanc Brokerage, LLC
Statement of Changes in Members' Equity
For the Year Ended December 31, 2013

Beginning Members' Equity, January 1, 2013	$ 229,952
Net loss	(178,193)
Capital contributions	420,000
Capital withdrawals	(420,000)
Ending Members' Equity, December 31, 2013	$ 51,759

See accompanying notes to financial statements.

Andbanc Brokerage, LLC
Statement of Cash Flows
For the Year Ended December 31, 2013

Operating Activities	
Net loss	$ (178,193)
Changes in operating assets and liabilities:	
Commissions receivable	55,020
Prepaid expenses and other assets	(17,755)
Deposit with clearing broker	(49)
Account payable and accrued expenses	307
Due to related party	110,621
Net Cash Provided by (Used in) Operating Activities	(30,049)
Net Change in Cash	(30,049)
Cash at Beginning of Year	66,058
Cash at End of Year	$ 36,009

See accompanying notes to financial statements.

1. Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

The Company was organized on November 8, 2010 in the State of Florida. The Company has registered with the Securities and Exchange Commission and the Financial Industry Regulatory Authority (FINRA) as a non-carrying broker/dealer effective April 11, 2012. The Company is a limited liability company pursuant to the Florida Statute.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Revenue Recognition

The Company records commissions and related clearing expenses on a trade date basis as securities transactions occur and are posted to Company ledgers monthly when the clearing brokers remit their monthly statements. As of December 31, 2013, the balance of commissions due from clearing brokers net of clearing expenses was $9,074.

Cash Equivalents

The Company has defined cash equivalents as highly liquid investments, with original maturities of three months or less.

Concentration of Credit Risk

The Company maintains its cash balances in accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes there is little or no exposure to any significant credit risk.

Income Taxes

The Company has made an election to be treated as a limited liability company under Federal Income tax laws and is viewed as a disregarded entity. The financial statements do not include a provision for income taxes, because the Company does not incur federal or state income taxes.

Instead, its earnings and losses are included in the members' personal income tax returns and are taxed based on their personal tax strategies.

2. Related Party Transactions

The Company entered into an office sharing agreement with a related party commencing on April 1, 2012. The annual rent incurred for the year 2013 was $50,969. The annual rent to be incurred for the subsequent years will reflect any increments that its holding company will incur under the lease agreement. In addition, the related party acts as a common paymaster for designated employees of the Company plus direct reimbursements for other overhead such as telephone, data services, and travel expenditures.

3. Uncertain Tax Positions

Management has determined that the Company does not have any uncertain tax positions and associated unrecognized benefits that materially impact the financial statements or related disclosures. Since tax matters are subject to some degree of uncertainty, there can be no assurance that the Company's tax returns or tax position will not be challenged by the taxing authorities and that the Company or its members will not be subject to additional tax, penalties, and interest as a result of such challenge. Generally, the Company's tax returns remain open for three (3) years for federal and state income tax examination.

4. Net Capital and Aggregate Indebtedness Requirement

The Company is subject to Part 240 Rule 15c3-1 of the Securities Exchange Act of 1934 (SEC Rule 15c3-1). SEC Rule 15c3-1 requires the Company to maintain a minimum net capital balance and a maximum ratio of aggregate indebtedness to net capital not to exceed 15 to 1.

At December 31, 2013, the Company's net capital balance as defined by SEC Rule 15c3-1 was $29,118 which exceeded the minimum requirement of $5,000. At December 31, 2013, the Company's aggregate indebtedness to net capital as defined by SEC Rule 15c3-1 was 5.7 to 1.0.

5. Rule 15c3-3 Exemption

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption apprearing in paragraph (k) of that Rule.

6. Subsequent Events

The Company has evaluated subsequent events from its year end through the date whereupon the financial statements were issued and determined there are no items to disclose.

Supplementary Information

Andbanc Brokerage, LLC
Schedule I: Computation of Net Capital Under Rule 15c3-1 of the Securities Exchange Act of 1934
December 31, 2013

Total Ownership Equity Qualified for Net Capital	$	51,759
Deductions and/or charges for non-allowable assets:		
Prepaid expenses and other assets		22,575
Excess clearing deposit		66
Total deductions		22,641
Net Capital		29,118
Computation of Basic Net Capital Requirement		
Minimum net capital required (greater of $5,000 or 6-2/3% of aggregate indebtedness)		11,064
Excess Net Capital	$	18,054

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5
There are no material differences between the computation of net capital presented above and the computation of net capital reported in the Company's unaudited amended Form X-17A-5, Part II-A filing as of December 31, 2013.

Andbanc Brokerage, LLC
Schedule II: Computation of Aggregate Indebtedness
As of December 31, 2013

Computation of Aggregate Indebtedness	
Accounts payable and accrued expenses	$ 165,965
Total Aggregate Indebtedness	$ 165,965
Ratio: Aggregate Indebtedness to Net Capital	5.7 to 1.0

L J SULLIVAN CERTIFIED PUBLIC ACCOUNTANT, LLC
701 Brickell Avenue, Suite 1550
Miami, Fl 33131

To the Board of Directors
Andbanc Brokerage, LLC
Miami, Florida

In planning and performing my audit of the financial statements of Andbanc Brokerage, LLC (the Company), as of and for the year ended December 31, 2013, in accordance with auditing standards accepted in the United States of America, I considered the Company's internal control over financial reporting (internal control) as a basis for designing my auditing procedures for the purpose of expressing my opinion on the financial statements, but not for the purpose of an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of the Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and their practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to access whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with

generally accepted accounting principles. Rule 17a-6(g) lists additional objectives of the practices and procedures listed in the preceding paragraph. Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that I consider to be material weaknesses, as defined previously.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for the purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures as described in the second paragraph of this report were adequate at December 31, 2013 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Security Exchange Act of 1934 in their regulation of registered brokers and dealers, and not intended to be and should not be used by anyone other than those specific parties.

February 21, 2014
Miami, Florida